Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-206993

$400,000,000

2.95% Senior Notes Due 2023

SUMMARY OF TERMS
Security:	2.95% Senior Notes due 2023
Issuer:	Edison International
Principal Amount:	$400,000,000
Expected Ratings of Securities*:	A3 (stable) / BBB (stable) / A- (stable) (Moody’s / S&P / Fitch)
Trade Date:	March 2, 2016
Settlement Date:	March 9, 2016 (T+5)
Maturity Date:	March 15, 2023
Benchmark US Treasury:	1.500% due February 28, 2023
Benchmark US Treasury Price:	98-31
Benchmark US Treasury Yield:	1.657%
Spread to Benchmark US Treasury:	T + 130 basis points
Reoffer Yield:	2.957%
Coupon:	2.95% per annum
Coupon Payment Dates:	March 15 and September 15
First Coupon Payment Date:	September 15, 2016
Public Offering Price:	99.956%
Optional Redemption:	Callable at any time, in whole or in part, at a “make whole” premium of T + 20 basis points. At any time on or after January 15, 2023, callable, in whole or in part, at 100% of the principal amount of the bonds being redeemed plus accrued and unpaid interest to but excluding the date of redemption.
CUSIP/ISIN:	281020 AJ6 / US281020AJ68
Joint Book-Running Managers:	Barclays Capital Inc. (“Barclays”) Citigroup Global Markets Inc. (“Citigroup”) U.S. Bancorp Investments, Inc. (“US Bancorp”)
Co-Managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays at 1-888-603-5847, Citigroup at 1-800-831-9146 or US Bancorp at 1-877-558-2607.